Filed by Infonautics, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Tucows Inc.
Commission File No.: 0-28284

Infonautics, Inc. plans to file a Registration Statement on SEC Form S-4 in connection with the merger referenced in the following information, and Infonautics expects to mail a Proxy Statement/Prospectus to shareholders of Infonautics and stockholders of Tucows Inc. containing information about the merger. Investors and security holders of Infonautics are urged to read the Registration Statement and Proxy Statement/Prospectus when it becomes available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Infonautics, Tucows, the merger and related matters. Investors and security holders may obtain a free copy of these documents (when available) and other documents filed by Infonautics at the web site maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Free copies of the Proxy Statement/Prospectus and other documents may also be obtained from Infonautics by directing requests to Vice President & General Counsel, Infonautics, Inc., 590 North Gulph Road, King of Prussia, PA 19406-2800.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Infonautics files annual, quarterly and special reports, proxy statements and other information with the Securities Exchange Commission. You may read and copy any reports, statements or other information filed by Infonautics at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other Public Reference Rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. Infonautics' filings with the SEC are also available to the public from commercial documents-retrieval services and at the website maintained by the SEC at www.sec.gov.

Infonautics and Tucows and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Infonautics shareholders in favor of the issuance of Infonautics stock in the merger and from Tucows stockholders in favor of the adoption of the merger agreement. A description of any interests that Tucow's directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus

The following communication contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These forward-looking statements may include statements regarding, for example, the issuance of shares, ownership percentages as a result of the merger, the public listing of Infonautics and the merged company, the adoption of the Tucows name by the merged company, the failure of the Infonautics' shareholders to approve the issuance of shares in the merger, the failure of the Tucows stockholders to approve the merger, receipt of regulatory approvals and satisfaction of closing conditions, completion of the transactions related to the merger on any schedule, the continued growth and success of Tucows and Infonautics' businesses individually and when merged, the introduction of new products and services and their success, the risk that the Infonautics and Tucows businesses will not be integrated successfully, costs related to the transaction, inability to further develop and achieve commercial success for the merged company's business strategy, the tax and accounting treatment of the merger and related transactions, the closing of the transaction, and the deployment of each company's respective resources following the merger. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. More information about potential factors which could affect Infonautics is included in the Risk Factors sections of Infonautics' filings with the Securities and Exchange Commission. All forward-looking statements included in this document are based on information available to Infonautics as of the date of this document, and Infonautics assumes no obligation to update such forward- looking statements.

THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY INFONAUTICS ON MARCH 28, 2001:

INFONAUTICS AND TUCOWS SIGN DEFINITIVE MERGER AGREEMENT
Strengthens Leading Distributor of Digital Applications and Content

King of Prussia, PA (March 28, 2001) Infonautics, Inc. (NASDAQ: INFO), a pioneering provider of personalized information agents and Internet sites, and privately held Tucows Inc., a leading provider of wholesale digital products to Internet service providers and web hosting companies worldwide, announced today that they have signed a definitive merger agreement.

In consideration of the merger, Infonautics will issue approximately 50 million shares of Class A common stock to the Tucows shareholders who will own roughly 80% of the merged company at closing. Upon completion of the merger, which is subject to Infonautics and Tucows shareholder approval, certain regulatory approvals, and certain other closing conditions, Infonautics will remain a public company and is expected to adopt the Tucows name. The transaction is expected to close during the third quarter of 2001.

"Tucows met our combined criteria of growth, cash investment profile, content synergies, and future potential," stated Van Morris, President & Chief Executive Officer of Infonautics. "Tucows is in the financial sweet spot of the distribution chain for digital products such as domain registrations and digital certificates. Their distribution strategy resulted in a year 2000 increase of sales bookings to over $28 million from $4 million the previous year, and they entered 2001 with approximately $16 million in deferred revenue. This sales momentum coupled with Tucows' low cost distribution platform positions the combined company to be a significant player in a rapidly consolidating market."

"This transaction makes sense for both companies and will allow the combined company to capitalize on the numerous growth opportunities available to it," said Elliot Noss, President and CEO of Tucows. "To date, Tucows has demonstrated its ability to be a market leader in domain registrations, software distribution, and understanding the needs of ISPs and web hosting companies. We are uniquely positioned to benefit from the introduction of additional digital products, such as web certificates and messaging, to our distribution platform. This sets the stage for further growth."

Infonautics and Tucows will host a conference call to discuss today's announcement. The conference call will be held on Wednesday, March 28th at 1:00 PM Eastern Time. To participate in the call, dial (800) 967-7138 at least ten minutes before the call begins using the pass code 641307, or by asking for the Infonautics and Tucows conference call. A replay of the call will be available approximately four hours following the conclusion of the live broadcast and will continue through April 4, 2001. To access the replay, dial (888) 203-1112 using a pass code of 641307.

Investors, analysts, and the general public will also have the opportunity to listen to the conference call over the Internet by visiting http://www.vcall.com. To listen to the live call on the web, please visit the Website at least fifteen minutes early to register, download and install any necessary software. For those who cannot listen to the live Webcast, an archive version will be available shortly after the call.

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ABOUT INFONAUTICS

Infonautics, Inc. is a pioneering provider of personalized information agents and Internet sites. The Infonautics Network of Web properties includes the award-winning Company Sleuth, Job Sleuth and Entertainment Sleuth sites. The Infonautics Network also includes Search and Reference Media sites consisting of Electric Library, Encyclopedia.com, and NewsDirectory.com. The Electric Library site was the first reference site of its type on the Internet, and is one of the largest paid subscription sites on the Web, with approximately 80,000 paying subscribers. Infonautics was founded in 1992 and is headquartered in King of Prussia, PA.

Media contact:

Van Morris & Investor Relations, Infonautics, Inc. Phone (610) 680-0296
ir@infonautics.com

ABOUT TUCOWS

Tucows Inc. is a leading distributor of e-business services and applications on the Internet. With a network of more than 5,000 resellers in more than 100 countries around the world, Tucows is the largest network of its kind. The Tucows site offers more than 30,000 software titles in libraries located around the world, providing users with a fast local download. Tucows is an ICANN-accredited registrar. Tucows is a leading provider of wholesale domain name registrations and related services in the world. For more information, please visit: http://www.opensrs.org or http://www.opensrs.org/multilingual.shtml or http://partner.tucows.com or go to http://www.tucows.com and click on Partner Home.

Media contact:

Dan Klores Associates, Inc. Phone (212) 685-4300
Mark Hazlin/Ed Tagliaferri
mark_hazlin@dkcnews.com / edmund_tagliaferri@dkcnews.com

This news release contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These forward-looking statements may include statements regarding, for example, the issuance of shares, ownership percentages as a result of the merger, the public listing of Infonautics and the merged company, the adoption of the Tucows name by the merged company, the failure of the Infonautics or Tucows stockholders to approve the merger, receipt of regulatory approvals and satisfaction of closing conditions, completion of the transactions related to the merger on any schedule, the continued growth and success of Tucows and Infonautics' businesses individually and when merged, the introduction of new products and services and their success, the risk that the Infonautics and Tucows businesses will not be integrated successfully, costs related to the transaction, inability to further develop and achieve commercial success for the merged company's business strategy, the tax and accounting treatment of the merger and related transactions, the closing of the transaction, and the deployment of each company's respective resources following the merger. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. More information about potential factors which could affect Infonautics is included in the Risk Factors sections of the company's filings with the Securities and Exchange Commission. All forward-looking statements included in this document are based on information available to Infonautics as of the date of this document, and Infonautics assumes no obligation to update such forward- looking statements.

You are urged to read the proxy statement/prospectus to be included in the Infonautics, Inc. Form S-4 Registration Statement, in connection with the transaction to be filed with the Securities and Exchange Commission (SEC), when it is available, because the proxy statement/prospectus and the Form S-4 Registration Statement will contain important information. Copies of the proxy statement/prospectus and the Form S-4 Registration Statement will be available, as well as copies of reports, proxy statements, and other information regarding Infonautics, Inc. filed with the SEC, free of charge on the SEC website or from Infonautics Inc. Requests for documents relating to Infonautics Inc. should be directed to Infonautics, Inc., 590 North Gulph Road, King of Prussia, PA 19406-2800, Attention: Investor Relations or by e-mail ir@infonautics.com.

INFONAUTICS and COMPANY SLEUTH are registered trademarks of Infonautics, Inc. or its subsidiaries. JOB SLEUTH, ENTERTAINMENT SLEUTH, ENCYCLOPEDIA.COM, and NEWSDIRECTORY.COM are trademarks of Infonautics, Inc. or its subsidiaries. All other trademarks and service marks are the properties of their respective owners.